The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated September 14, 2016

Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 1-I dated April 15, 2016	Pricing supplement to Product Supplement No. 1-I Registration Statement No. 333-209682 Dated September , 2016; Rule 424(b)(2)

Callable Step-Up Fixed Rate Notes due September 22, 2036

$

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under "Interest Rate" below, but is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the Interest Rate on the notes does not step up significantly until later in the term of the notes. See "Selected Risk Considerations" in this pricing supplement.
•	These notes have a long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See "Selected Risk Considerations" in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about September 20, 2016 and are expected to settle on or about September 22, 2016.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest; provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On March 22nd and September 22nd of each year, beginning on September 22, 2023 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, We will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 x Interest Rate x Day Count Fraction.

Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Date:	Interest on the notes will be payable in arrears on March 22nd and September 22nd of each year, beginning on March 22, 2017 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
From (and including)	To (but excluding)	Interest Rate
September 22, 2016	September 22, 2025	3.00% per annum
September 22, 2025	September 22, 2028	3.25% per annum
September 22, 2028	September 22, 2032	3.50% per annum
September 22, 2032	September 22, 2033	4.00% per annum
September 22, 2033	September 22, 2034	4.50% per annum
September 22, 2034	September 22, 2035	6.00% per annum
September 22, 2035	September 22, 2036	8.00% per annum
The dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	September 20, 2016, subject to the Business Day Convention.
Original Issue Date:	September 22, 2016 (Settlement Date), subject to the Business Day Convention.
Maturity Date:	September 22, 2036, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48128GH60

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-19 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $25.00 per $1,000 principal amount note and in no event will these selling commissions exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

The notes are not bank deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and are not the obligations of, or guaranteed by, a bank.

September     , 2016

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000089109216014194/e00048_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Regulatory Developments

The ultimate impact of proposed U.S. banking regulations relating to total loss-absorbing capacity is uncertain, and could require JPMorgan Chase & Co. to issue a substantial amount of new debt and thereby significantly increase its funding costs. On October 30, 2015, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) issued proposed rules (the “proposed TLAC rules”) that would require the top-tier holding companies of eight U.S. global systemically important bank holding companies (“U.S. G-SIB BHCs”), including JPMorgan Chase & Co., among other things, to maintain minimum amounts of loss-absorbing capacity in the form of long-term debt satisfying certain eligibility criteria (“eligible LTD”), commencing January 1, 2019. The proposed TLAC rules would disqualify from eligible LTD, among other instruments, senior debt securities that permit acceleration for reasons other than insolvency or payment default, as well as debt securities that are not governed by U.S. law and structured notes. The currently outstanding senior long-term debt of U.S. G-SIB BHCs, including JPMorgan Chase & Co., includes structured notes as well as other debt that typically permits acceleration for reasons other than insolvency or payment default and, as a result, none of such outstanding senior long-term debt or any subsequently issued senior long-term debt with similar terms (including the notes offered by this prospectus supplement) would qualify as eligible LTD under the proposed TLAC rules. The Federal Reserve has requested comment on whether certain currently outstanding instruments should be allowed to count as eligible LTD “despite containing features that would be prohibited under the proposal.” The steps that the U.S. G-SIB BHCs, including JPMorgan Chase & Co., may need to take to come into compliance with the final TLAC rules, including the amount and form of long-term debt that must be refinanced or issued, will depend in substantial part on the ultimate eligibility requirements for senior long-term debt and any grandfathering provisions. To the extent that outstanding senior long-term debt of JPMorgan Chase & Co. is not classified as eligible LTD under the TLAC rule as finally adopted by the Federal Reserve, JPMorgan Chase & Co. could be required to issue a substantial amount of new senior long-term debt which could significantly increase its funding costs.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date, to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date. Even in cases where the notes

Callable Step-Up Fixed Rate Notes	PS-2

are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.

•	TREATED AS FIXED RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement for a detailed discussion of the U.S. federal income tax consequences of the acquisition, ownership and disposition of a note and consult your tax advisor concerning your particular circumstances. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “fixed rate debt instruments.” Accordingly, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. As discussed in the section entitled “Material U.S. Federal Income Tax Consequences – Tax Treatment of Indebtedness – Notes Subject to Call or Put Options” we will be deemed to redeem the notes on each Redemption Date, in a manner that minimizes their yield. Notwithstanding the foregoing discussion, because the period between the last step-up date and the final maturity date does not exceed one year, on September 22, 2035, solely for the purpose of determining original issue discount, the notes should be treated as “short-term debt instruments” for the final period. Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the Original Issue Date should consult their tax advisors with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but not including, the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a stepped-up rate note, you should not focus on the highest stated Interest Rate, which usually is the final stepped-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP SIGNIFICANTLY UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should only purchase the notes if you are comfortable receiving the stated interest rates set forth on the cover of this pricing supplement for the entire term of the notes.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should only purchase these notes if you are comfortable with owning a note with a longer tenor.

Callable Step-Up Fixed Rate Notes	PS-3

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES, AND MAY DO SO IN THE FUTURE. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should undertake their own independent investigation of the merits of investing in the notes.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and could result in a substantial loss to you.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on an organized securities exchange. JPMS and its affiliates may offer to purchase the notes upon terms and conditions acceptable to them, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	TAX DISCLOSURE — The information under “Treated As Fixed Rate Debt Instruments” in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated As Fixed Rate Debt Instruments” in a supplement to this pricing supplement on or before the Business Day immediately preceding the Original Issue Date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.

Callable Step-Up Fixed Rate Notes	PS-4

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rates for an Interest Period are calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that the number of calendar days in the applicable Interest Period is 180. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is September 22, 2023, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 3.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 3.00% × (180 / 360) = $15.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on such Redemption Date. Therefore, you will receive $1,015.00 for each $1,000 principal amount note ($1,000 of principal plus $15.00 of interest) on such Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on a Redemption Date and the Interest Payment Date is September 22, 2023, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 3.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 3.00% × (180 / 360) = $15.00

We will pay you an interest payment of $15.00 for each $1,000 principal amount note on such Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments and a payment of principal at maturity or on the applicable Redemption Date, if any.

Example 3: If we choose not to call the notes prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on the Maturity Date at an Interest Rate equal to 8.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 8.00% × (180 / 360) = $40.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Maturity Date. Therefore, you will receive $1,040.00 for each $1,000 principal amount note ($1,000 of principal plus $40.00 of interest) on the Maturity Date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Callable Step-Up Fixed Rate Notes	PS-5